Freedom Acquisition Holdings, Inc.
1114 Avenue of the Americas, 41st Floor
New York, New York 10036
October 11, 2007
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-6010
Re:	Freedom Acquisition Holdings, Inc. Definitive Proxy Statement on Schedule 14A (File No. 1-33217)
Ladies and Gentlemen:
     On behalf of Freedom Acquisition Holdings, Inc., a Delaware corporation (the “Company”), transmitted herewith is the Company’s Definitive Proxy Statement on Schedule 14A (File No. 1-33217) (the “Proxy Statement”), marked to show changes from Amendment No. 2 to the Preliminary Proxy Statement filed on September 21, 2007 (“Amendment No. 2”), with respect to the Company’s proposed acquisition of GLG Partners LP and its affiliated entities (collectively, “GLG”).
     This letter is in response to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “SEC”) made in the letter dated September 28, 2007 (the “Comment Letter”) from Jennifer Hardy, Esq., Branch Chief of the SEC, to Nicolas Berggruen, President and Chief Executive Officer of the Company, in connection with Amendment No. 2. Set forth below are the Staff’s comments contained in the Comment Letter (in bold face type) followed by the Company’s responses. Capitalized terms used in this letter but not defined herein will have the same definitions as in the Proxy Statement.
     In addition to changes made to address the Staff’s comments, the Proxy Statement includes various updating information.
General
1.	Please clarify in the proxy statement that you will not accept new U.S. advisory clients prior to registration with the SEC of GLG Partners LP or GLG Inc. as an investment adviser under the Investment Advisers Act of 1940.

In response to the Staff’s comment, the Company has included a statement under the heading “The Acquisition—Structure of GLG Partners, Inc. Upon Consummation of the Acquisition” in the Summary section of the Proxy Statement stating that GLG will

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not accept any new U.S. advisory clients prior to registration with the SEC of GLG Partners LP or GLG Inc. as an investment adviser under the Investment Advisers Act of 1940 (the “Advisers Act”), other than certain clients with whom GLG was already in discussions prior to the filing of the Company’s preliminary Proxy Statement on July 12, 2007, and within the “fewer than 15 clients” limitation under the exemption provided by Section 203(b)(3) of the Advisers Act.
Acquisition Consideration, page 5
2.	We note your response to comment 9 in our letter dated September 13, 2007. Please clarify, if true, that the issuance of the notes and put and call rights as part of the acquisition consideration is meant to address personal tax consequences for the GLG Shareowners and does not have any negative affect on the company.

The Company notes that is has already included disclosure under the heading “The Acquisition—Acquisition Consideration” in the Summary section and under the heading “The Acquisition—General—Purchase Price” in the Proxy Statement that the GLG Shareowners are subject to a number of varying tax regimes and tax rules and the receipt of a particular type of security (e.g., Freedom common stock, FA Sub 1 Limited ordinary shares, or FA Sub 2 Limited Exchangeable Shares and Freedom Series A preferred stock) or form of consideration (e.g., cash or Notes) may have different tax consequences to particular GLG Shareowners depending on their tax circumstances.

In response to the Staff’s comment, the Company has included additional disclosure under the heading “The Acquisition—Acquisition Consideration” in the Summary section and under the heading “The Acquisition—General—Purchase Price” in the Proxy Statement that the issuance of the Notes and the FA Sub 1 Limited ordinary shares (which are subject to put and call rights) will have the effect of accommodating the differing personal tax profiles of the GLG Shareowners and will not have a negative impact on the Company.
The Restricted Stock Plan Proposal, page 112
3.	In the tabular format specified in Item 10(a)(2) of Schedule 14A, please disclose the benefits or amounts that will be received or allocated to each principal and executive officer and executives as a group under the Restricted Stock Plan.

The Company notes that it has already included disclosure under the heading “The Restricted Stock Plan Proposal—Plan Benefits” in the Proxy Statement to disclose that awards under the Restricted Stock Plan are generally to be made at the discretion of our board of directors, the Compensation Committee of our board of directors or such

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officer or officers (which may include the Principals) as the board of directors may delegate authority to act under the Restricted Stock Plan, and to date there has been no determination by such bodies or persons with respect to future awards under the Restricted Stock Plan for participants. The Principals and executive officers are not expected to receive any awards under the Restricted Stock Plan, and the Company has added disclosure to that effect in the Proxy Statement in lieu of a table reflecting such benefits or amounts that will be received by or allocated to each Principal and executive officer and all Principals and executive officers as a group under the Restricted Stock Plan as specified by Item 10(a)(2) of Schedule 14A.
Unaudited Pro Forma Condensed Financial Statements
Note B. Pro Forma Adjustments, page 174
4.	We note your response to comment 26 in our letter dated September 13, 2007. We also note your revised disclosures on page 11 regarding the June 2007 stock purchase agreement for all the outstanding shares of GLG Holdings Inc. If your acquisition of GLG Holdings Inc. and GLG Inc. are not reasonably certain to occur as of the effectiveness of your filing, your pro forma financial statement footnotes should be revised to disclose the contingency and its reasonably possible impact on the financial statements. Otherwise, please revise your pro forma financial statements and footnotes to reflect the acquisition of GLG Holdings Inc. and GLG Inc. separate from the acquisition of the other GLG entities.

In response to the Staff’s comment, the Company has revised Note B of “Notes to the Unaudited Pro Forma Condensed Combined Financial Information” in the Proxy Statement to disclose (1) the contingency related to the acquisition of GLG Holdings Inc. and GLG Inc., which is not reasonably expected to be completed as of the mailing date of the Company’s definitive proxy statement or as of the completion of the acquisition, and (2) the reasonable possible impact of such contingency on the unaudited pro forma condensed consolidated financial statements.
Note C. Pro Forma Earnings Per Share, page 177
5.	We note your responses to comments 29 and 30 in our letter dated September 13, 2007. In order to receive Freedom common shares in return, someone must relinquish both their FA Sub 2 exchangeable shares and their Freedom Series A preferred stock, which represents significant consideration, so we do not understand why you state in the first paragraph of your supplemental response that no consideration would be received for the Freedom common shares. We agree that the decision as to whether consolidation itself is appropriate under ARB 51 is based

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upon voting interests and that is why we do not object to your consolidation of FA Sub 2. However, we do not understand why you believe that disregarding the significant economic rights of the FA Sub 2 exchangeable shares in favor of their voting rights is appropriate in determining the amount of minority interest to be recorded in Freedom’s pro forma balance sheet. In addition, we do not understand why you are including the portion of FA Sub 2’s earnings (loss) that the holder of FA Sub 2 exchangeable shares is entitled to (and Freedom is not entitled to) in Freedom’s pro forma net income (loss). The FA Sub 2 exchangeable shares are held directly by Gottesman (as shown on page 14) and not by Freedom or one of its subsidiaries. The fact that Gottesman also owns Freedom Series A preferred shares that have voting rights in Freedom, but no substantive economic rights themselves, would not appear to make it appropriate to show the earnings (loss) to which the FA Sub 2 exchangeable shares are entitled in Freedom’s pro forma net income (loss). Naturally, if (a) the holder of the FA Sub 2 exchangeable shares only shares in the earnings of FA Sub 2 and is not financially responsible for funding losses and (b) the minority interest in FA Sub 2 has been reduced to zero, we would understand why all of FA Sub 2’s losses after the minority interest balance went to zero would be included in Freedom’s pro forma statement of operations. If this is the case, please disclose this fact and the amounts of the losses not shared during each period presented for this reason. Please revise your pro forma financial statements accordingly.

In response to the Staff’s comment, the Company has revised the unaudited pro forma condensed combined financial statements to reflect the FA Sub 2 Limited Exchangeable Shares as a minority interest. In addition, the Company has added additional disclosure in the “Notes to Unaudited Pro Forma Condensed Combined Financial Statements” in the Proxy Statement to disclose that all of FA Sub 2 Limited’s losses are included in the Company’s pro forma financial statements because the holder of the Exchangeable Shares is not obligated to fund losses of FA Sub 2 Limited and losses applicable to the minority interest in FA Sub 2 Limited exceed the minority interests in the equity capital of FA Sub 2 Limited and to disclose the amount of losses not shared by the holder of the Exchangeable Shares during each period presented.

The Company also supplementally confirms to the Staff that the holder of the Exchangeable Shares will not have any preferential rights to any distribution that would result in a minority interest, other than the special dividend rights already reflected in the pro forma financial information. The Company further supplementally confirms to the Staff that for purposes of the pro forma financial information, the holder of the Exchangeable Shares would not have any allocation based upon the holder’s pro rata interest upon a liquidation of FA Sub 2 Limited that would result in a minority interest

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because on a pro forma basis, there would be no equity capital in FA Sub 2 Limited available on liquidation as a result of the pro forma losses.
6.	We note your response to comment 29 in our letter dated September 13, 2007. It does not appear to be appropriate in your circumstances for you to rely upon paragraph 10 of SFAS 128 as a basis to include, in the denominator of Freedom’s basic EPS computation, the Freedom common shares that are issuable upon exchange of the FA Sub 2 exchangeable shares and the surrender the Freedom Series A preferred stock. Contingently issuable shares should only be included in basic EPS as of the date when all necessary conditions have been satisfied (in essence, when issuance of the shares is no longer contingent). There should be no circumstance under which Freedom’s common shares would not be issued. To our knowledge, the holder of the FA Sub 2 exchangeable shares has not presented these shares to Freedom for conversion into Freedom’s common shares and Freedom has not notified the holder of any intent to force conversion, if they have such a right at all. If this contingency has not been met, we do not understand how the issuance of the Freedom common shares is no longer contingent and there is no circumstance under which Freedom’s common shares would not be issued. Please revise your pro forma EPS presentation, as appropriate. You may find it helpful to also refer to the sections on Contingently Issuable Shares in Chapters 2 and 3 of Ernst & Young’s Financial Reporting Developments on Earnings per Share—SFAS 128.

In response to the Staff’s comment, the Company has revised the pro forma earnings per share (EPS) presentation in the Proxy Statement as requested to exclude from the denominator of the EPS computation, the shares of Freedom common stock that are issuable upon exchange of the FA Sub 2 Limited Exchangeable Shares.
GLG Combined Financial Statements
Note 1. Organization and Basis of Presentation, page F-7
7.	We note your response to comment 35 in our letter dated September 13, 2007. Please tell us in specific detail which provisions of SAB Topic 5.E, EITF 00-13 and SFAS 144 you relied upon to support your decision to include GLG Inc. and GLG Holdings, Inc. in the historical financial statements presented for GLG. So that we may better understand your accounting treatment, please also describe in detail how you applied the provisions of these accounting standards to your specific facts and circumstances. Please also explain to us what GLG Inc. and GLG

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Holdings, Inc. do for their business operations and what assets they hold directly and/or indirectly.

In response to the Staff’s comment, the Company supplementally advises the Staff on behalf of GLG as follows:

GLG Holdings Inc. is the holding company (and acts solely as a holding company) for GLG Inc., an independently owned dedicated research and administrative services provider based in New York with 27 personnel. GLG Inc. provides dedicated research and administrative services to GLG Partners LP with respect to GLG’s U.S.-focused investment strategies.

The consolidated assets (including balances with GLG Partners LP) of GLG Holdings Inc. and GLG Inc. include total assets of $27 million at July 31, 2007, primarily representing working capital. All assets are directly held by GLG Holdings Inc. or GLG Inc.

When GLG Inc. was sold to GLG Holdings Inc. on January 1, 2002, GLG considered whether, substantively, a divestiture had occurred for accounting purposes and used the following guidance from Staff Accounting Bulletin (SAB) No. 40, Topic 5.E in making this determination.

SAB No. 40, Topic 5.E states the following:
“When the facts and circumstances are such that there is a continuing involvement by the seller in the business, recognition of the transaction as a divestiture for accounting purposes is questionable. Such continuing involvement may take the form of effective veto power over major contracts or customers, significant voting power on the board of directors, or other involvement in the continuing operations of the business entailing risks or managerial authority similar to that of ownership.”
Prior to its sale to GLG Holdings Inc., GLG Inc. had provided research and administrative services to GLG Partners LP pursuant to a service agreement. In connection with the sale, this agreement was terminated and a new service agreement was entered into between GLG Partners LP and GLG Inc., which incorporated all of the services provided under the old agreement and added certain other provisions. The terms of the new service agreement include the following:
•	GLG Inc. provides services exclusively to GLG Partners LP;

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•	GLG Inc. cannot engage in any business other than the provision of services to GLG Partners LP for the term of the service agreement;

•	Annual budgets and capital expense budgets are approved by GLG Partners LP in its sole discretion;

•	Discretionary bonuses for employees of GLG Inc. must be approved by GLG Partners LP in its sole discretion;

•	GLG Partners LP loans GLG Inc. an amount equal to the capital expense budget, which is repaid in annual installments without interest (the balance outstanding at July 31, 2007 was $0.4 million);

•	For a period of 12 months after the service agreement is terminated, GLG Inc. cannot, without the prior consent of GLG Partners LP, provide similar services to, own an interest in, operate, join, participate in or become connected with, directly or indirectly, any competitor of GLG Partners LP; and

•	For a period of 12 months after the service agreement is terminated, GLG Inc. cannot solicit any employee or client of GLG Partners LP.
GLG Holdings Inc. funded the acquisition of GLG Inc. with promissory notes now held by GLG Partners Services LP. GLG Inc. issued additional promissory notes now held by GLG Partners Services LP to fund its operations. As of July 31, 2007, the outstanding principal amount of these promissory notes was $0.7 million. The promissory notes issued by GLG Holdings Inc. are secured by the pledge of 100% of the issued and outstanding share capital of GLG Inc. in favor of GLG Partners Services LP pursuant to a pledge agreement dated as of January 1, 2002. In addition, the pledge agreement contains provisions requiring that any stock dividends, capital or asset distributions or other distributions (other than cash dividends) from GLG Inc. to GLG Holdings Inc. be held as additional collateral to secure the promissory note obligations. The debt restructuring agreement among GLG Holdings Inc., GLG Inc. and GLG Partners Services LP provides that profits from GLG Inc. be allocated to the payment of interest and the repayment of these loans.

GLG believes that the terms of the service agreement, the promissory notes, the pledge agreement and the debt restructuring agreement dated as of January 1, 2002 described above resulted in GLG maintaining significant continuing involvement in GLG

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Inc. GLG also considered paragraph 11.b of Emerging Issues Task Force (EITF) Issue No. 03-13 in determining whether GLG maintained significant continuing involvement.

Paragraph 11.b of EITF Issue No. 03-13 states the following:
“11. The following factors, among others, should be considered in evaluating whether continuing involvement constitutes significant continuing involvement:
[. . .]
b. The ongoing entity and the buyer (or the disposed component) are parties to a contract or otherwise parties to an arrangement that in substance enables the ongoing entity to exert significant influence over the disposed component’s operating and financial policies. Judgment is required in evaluating whether a contract or an arrangement constitutes significant continuing involvement, and all available information should be considered in performing the related analysis. The following factors should be considered in that regard; however, no one factor should be considered presumptive or determinative:

(1) Significance of the contract or arrangement to the overall operations of the disposed component

(2) The extent to which the ongoing entity is involved in the operations of the disposed component

(3) The rights conveyed by the contract to each party

(4) The pricing terms of the contract or arrangement.”
On the basis of the above analysis, GLG concluded that no divestiture had occurred for accounting purposes and that it would be appropriate to combine GLG Holdings Inc. and GLG Inc. in the GLG financial statements.

The Company supplementally advises the Staff on behalf of GLG that GLG considered GLG Holdings Inc. and GLG Inc. as Variable Interest Entities under FASB Interpretation No. (FIN) 46 R, “Consolidation of Variable Interest Entities” (“FIN 46R”), for the following principal reasons:

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1. Equity at risk is insufficient to finance GLG Holdings Inc.’s and GLG Inc.’s activities without additional subordinated financial support:
•	At the time of its acquisition by GLG Holdings Inc., GLG Inc.’s activities were financed by equity at risk of $200,000 and loan funding from GLG Partners Services Limited (now held by GLG Partners Services LP) of $1.4 million. The acquisition was financed by an additional $400,000 loan from GLG Partners Services Limited (now held by GLG Partners Services LP).

•	Capital expenditures of GLG Inc. are financed by loans from GLG Partners LP.
2. In addition, the holders of the equity interests at risk lack the characteristics of a controlling financial interest from an accounting perspective in that the “cost plus” pricing under the service agreement insulates the equity holders from losses, GLG Partners LP participates in the major financial decisions, and the debt restructuring agreement enforces allocation of net income and cash flows to service the finance costs and debt held by GLG Partners Services LP and GLG Partners LP.

GLG also concluded that since GLG absorbs the majority of the variability in GLG Holdings Inc.’s and GLG Inc.’s cash flows, GLG is the Primary Beneficiary under FIN 46R. GLG viewed the variability being absorbed by GLG in three principal ways:

1. Costs of running GLG Holdings Inc.’s and GLG Inc.’s operations. The “cost plus” pricing of research and administration services under the services agreement ensures that GLG Partners LP absorbs the variability of GLG Holdings Inc.’s and GLG Inc.’s cash flows (which consists primarily of compensation and benefits, and fixed occupancy and other overhead costs).

2. Sharing of changes in residual earnings. Net income and cash flows are applied to repayment of debt prior to distributions to GLG Holdings Inc.’s equity holders. Under the terms of the debt restructuring agreement common stockholders of GLG Holdings Inc. participate only up to the first $75,000; thereafter, the profits for the year are to be set aside for the payment of interest and the repayment of principal before any further distributions to GLG Holdings Inc. common stock holders.

3. Loss from non-payment of fees. In the event of nonpayment by GLG Partners LP of the research and administration fees under the service agreement, losses would be effectively shared primarily by GLG Partners Services LP, as the holder of the indebtedness described above ($1.8 million as of the date of the acquisition of GLG Inc. by GLG Holdings Inc.), compared to common stockholders’ equity of $200,000.

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As GLG entities share the bulk of the variability in each instance, GLG concluded that GLG is the Primary Beneficiary of GLG Holdings Inc. and GLG Inc. under FIN 46R.

In order to clarify the presentation of GLG Holdings Inc. and GLG Inc. in the financial statements of GLG, the Company has added:

1. a note to each of the pre-Acquisition and post-Acquisition structure diagrams under the heading “The Acquisition—Structure of GLG Partners, Inc. Upon Consummation of the Acquisition” in the Summary section and under the headings “The Acquisition—Acquisition Structure” and “Organizational Structure—Pre-Acquisition Organizational Structure” in the Proxy Statement disclosing the fact that GLG Holdings Inc. and GLG Inc. have been included in GLG’s historical financial statements;

2. additional disclosure in Note 1, “Organization and Basis of Presentation” of the GLG Notes to the Combined Financial Statements in the Proxy Statement; and

3. additional disclosure in Note A, “Basis of Presentation” of the Notes to the Unaudited Pro Forma Combined Condensed Financial Information in the Proxy Statement.

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     We are also delivering to each of Jennifer Hardy, Brigitte Lippman, Lisa Haynes, Rufus Decker and Sara Crovitz of the Staff courtesy copies of (i) the Proxy Statement, marked to show changes from Amendment No. 2, and (ii) this response letter.
     Please telephone Alan I. Annex at (212) 801-9323, Donn A. Beloff at (954) 768-8283 or Brian Gavsie at (954) 768-8235 if you require additional information or wish to comment further orally. If you wish to comment in writing, please send such comments by facsimile or e-mail to Alan I. Annex (annexa@gtlaw.com) at (212) 801-6400, Donn A. Beloff (beloffd@gtlaw.com) at (954) 759-5583 or Brian Gavsie (gavsieb@gtlaw.com) at (954) 759-5535.
Very truly yours,
/s/ Jared Bluestein
Jared Bluestein
Secretary
Enclosures

cc:	Jennifer Hardy
Brigitte Lippman
Lisa Haynes
Rufus Decker
Sara Crovitz